Exhibit 12.1

THE BURLINGTON NORTHERN AND SANTA FE RAILWAY COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Millions, Except Ratio Amounts)

(Unaudited)

Nine Months Ended September 30,	2003	2002
Earnings:
Income before income taxes and cumulative effect of accounting change	$1,117	$1,125
Add:
Interest and fixed charges excluding capitalized interest	111	116
Portion of rent under long-term operating leases representative of an interest factor	136	137
Distributed income of investees accounted for under the equity method	2	3
Amortization of capitalized interest	6	6
Less: Undistributed equity in earnings of investments accounted for under the equity method	11	11

Total earnings available for fixed charges	$1,361	$1,376

Fixed charges:
Interest and fixed charges	$117	$126
Portion of rent under long-term operating leases representative of an interest factor	136	137

Total fixed charges	$253	$263

Ratio of earnings to fixed charges	5.38x	5.23x

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